Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Income before income taxes	$74,766	$174,030	$95,024	$41,915	$(21,569)
Less: capitalized interest	(8,874)	(5,203)	(5,325)	(8,043)	(4,487)
Add:
Fixed charges	113,370	79,185	53,126	39,329	17,978
Amortization of capitalized interest	604	471	304	71	19
Adjusted earnings	$179,866	$248,483	$143,129	$73,272	$(8,059)
Fixed charges:
Interest expense	$51,856	$27,850	$20,339	$13,816	$7,328
Amortization of debt costs	1,622	1,047	670	316	67
Rent expense representative of interest	59,892	50,288	32,117	25,197	10,583
Total fixed charges	$113,370	$79,185	$53,126	$39,329	$17,978
Ratio of earnings to fixed charges(1)	1.59	3.14	2.69	1.86	—

(1)          Earnings were inadequate to cover fixed charges by $26.0 million for the year ended December 31, 2000.